FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

October 5, 2004

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on October 5, 2004.

LUXOTTICA GROUP ANNOUNCES CLOSING OF COLE NATIONAL ACQUISITION

Milan, Italy and Cleveland, Ohio, October 5, 2004 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), and Cole National Corporation (NYSE: CNJ) announced the completion on October 4, 2004, of Luxottica Group’s acquisition of Cole National.  As a result, Cole National’s shares have been delisted from the New York Stock Exchange and will no longer be publicly traded. Cole National is now a wholly-owned subsidiary of Luxottica Group.

In accordance with the terms of the January 2004 Luxottica Group – Cole National Merger Agreement, as amended, Cole National’s outstanding shares of common stock have been converted into the right to receive US$ 27.72 per share, in cash. As previously announced, Citibank, N.A. has been appointed as the paying agent for Luxottica Group and it will promptly mail to Cole National stockholders of record transmittal materials and instructions for the submission of Cole National shares for payment of the merger price.

About Luxottica Group S.p.A.

Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group’s products are designed and manufactured in its six facilities in Italy and one in the People’s Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colors and sizes and are sold through 20 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India.

In September 2003, Luxottica Group acquired OPSM, the leading eyewear retailer in Australia. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, ArnetteTM and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2003, Luxottica Group posted net sales and net income respectively of € 2,824.6 and € 267.3 million. Additional information on the company is available on the web at www.luxottica.com.

About Cole National

Cole National Corporation’s vision business, together with Pearle franchisees, has 2,179 locations in the U.S., Canada, Puerto Rico and the Virgin Islands and includes Cole Managed Vision, one of the largest managed vision care benefit providers with multiple provider panels and nearly 20,000 practitioners.  Cole’s personalized gift business, Things Remembered, serves customers through 722 locations nationwide, catalogs, and the Internet at www.thingsremembered.com.  Cole also has a 21% interest in Pearle Europe, which has 1,508 optical stores in Austria, Belgium, Denmark, Estonia, Finland, Germany, Italy, Kuwait, Norway, the Netherlands, Poland, Portugal and Sweden.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to effectively integrate recently acquired businesses, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, risks that the integration with Cole National’s operations will not succeed as currently planned, that expected synergies from the acquisition of Cole National will not be realized as planned, that the combination of Luxottica Group’s managed vision care business with Cole National’s will not be as successful as planned, as well as other political, economic and technological factors and other risks referred to in the Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and Luxottica Group does not assume any obligation to update them.

Contacts

Luxottica Group S.p.A.	Cole National Corporation
Luca Biondolillo, Director, Corporate Communications	Joseph Gaglioti
Alessandra Senici, Manager, Investor Relations	Tel.: +1 330-486-3100

Email: Investorrelations@luxottica.com	Kekst and Company
Tel.: +39-02-8633-4665	Victoria Weld/Ruth Pachman
Tel.: +1 212-521-4800

- ENDS -

Set forth below is the text of a press release issued on October 6, 2004.

Luxottica Group Sees Cole National Acquisition As Key Step in Strategy for Future Growth

Milan, Italy, October 6, 2004 – Luxottica Group (NYSE: LUX; MTA: LUX) today announced initial steps in the integration process of Cole National Corporation. “The integration of Cole National represents a key step in the strategy for future growth of our Group,” said Leonardo Del Vecchio, chairman of Luxottica Group. “In fact, it further enhances our leadership position in the single most important optical market in the world, North America. This is something that has been at the core of our strategy since the acquisition of LensCrafters in 1995.”

Luxottica Group believes that the retail format and commercial model of Cole National are highly complementary to its existing operations in North America. Together the two are stronger, more efficient and form a broader platform from which to generate additional synergies within retail, managed vision care, manufacturing and wholesale. This is also an important opportunity for Luxottica Group to enter new channels through Cole National’s presence in franchising and licensed brands.

Luxottica Group will fully integrate its North American retail division and Cole National into one business.  As the integration process goes forward, Cole National’s retail store and field management systems will continue to operate as usual to serve their customer base. Cole National’s corporate, administrative and service center functions will be consolidated from Twinsburg, OH, to Cincinnati, OH, where Luxottica Retail North America is headquartered.  Things Remembered will be managed separately from the Company’s optical business.

Over the next few months, the Group will study, review and confirm Cole National’s non-store operations, distribution systems, product mix, manufacturing labs, technology and other business areas. The goal is to identify maximum synergies, areas for improvement and opportunities for growing the brands.

Luxottica Group anticipates many opportunities to enhance current business models.  For example, the two companies’ managed vision care (MVC) businesses, EyeMed and Cole Managed Vision, already offer innovative and diverse insurance products with balanced provider panels of independent optometrists, ophathmologists, opticians and retail locations.  By combining, Luxottica Group’s managed vision care operations will benefit from an even more compelling proposition, which will allow it to be more competitive in this important segment of the U.S. optical market.

In this initial transition period Luxottica Group expects that the Cole National acquisition will have essentially a neutral impact on Group profitability for the three-month period to December 2004. For fiscal year 2004, the Group currently expects at most a € 0.01 dilutive effect on consolidated earnings per share (EPS), to EPS of € 0.64, or EPADS of US$ 0.80 (based on a € 1 = US$ 1.25 exchange rate). “We look forward to the contribution that the addition of Cole National will bring to our North American retail operations and Group as a whole,” concluded Mr. Del Vecchio. “2004 has already been and will close as a particularly solid year for our organization, setting the stage for future growth.”

About Luxottica Group S.p.A.

Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group’s products are designed and manufactured in its six facilities in Italy and one in the People’s Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colors and sizes and are sold through 20 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India.

In September 2003, Luxottica Group acquired OPSM, the leading eyewear retailer in Australia. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, ArnetteTM and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2003, Luxottica Group posted net sales and net income respectively of € 2,824.6 and € 267.3 million. Additional information on the company is available on the web at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to effectively integrate recently acquired businesses, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, risks that the integration with Cole National’s operations will not succeed as currently planned, that expected synergies from the acquisition of Cole National will not be realized as planned, that the combination of Luxottica Group’s managed vision care business with Cole National’s will not be as successful as planned, as well as other political, economic and technological factors and other risks referred to in the Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and Luxottica Group does not assume any obligation to update them.

Contacts

Luxottica Group S.p.A.

Luca Biondolillo, Director, Corporate Communications

Alessandra Senici, Manager, Investor Relations

Email: Investorrelations@luxottica.com

Tel.: +39-02-8633-4665

DOLCE & GABBANA

Set forth below is the text of a press release issued on October 7, 2004.

Luxottica Group and Dolce & Gabbana Sign Five-Year EyeWear Licensing Agreement

Milan, Italy — October 7, 2004 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, and Dolce & Gabbana S.r.l., one of the leading international companies in the clothing and luxury goods sector, jointly announced today the signing of a five-plus-five-year licensing agreement for the design, production and worldwide distribution of Dolce & Gabbana and D&G Dolce & Gabbana prescription frames and sunglasses. The initial five-year agreement, which will begin on January 1, 2006, is automatically renewable for an additional five years through December 2015 upon meeting certain sales targets.

The two brands Dolce & Gabbana and D&G Dolce & Gabbana, and the collections on which they are used, are direct expressions of the creative flair of Domenico Dolce and Stefano Gabbana, who personally follow each step of the creative process. Dolce & Gabbana is the Dream: a luxury brand that owes its incomparable appeal to superior sartorial content and stylistic originality. D&G Dolce & Gabbana is Irony: a fashion label for young people that is inspired by the street, by music and everything that is contemporary.

 “Throughout our life we have always taken those choices that seemed to be the most natural ones, and this choice was undoubtedly among the most difficult ones — affirm Domenico Dolce and Stefano Gabbana -. The 10 year long collaboration with Marcolin was certainly positive and fruitful. Now, aiming at a further international development of the Group, we felt the need to exploit our potential even more within a dimension that can guarantee the company’s growth”.

Leonardo Del Vecchio, chairman of Luxottica Group, commented: “We are particularly pleased to partner with one of the fastest growing fashion brands in the industry. The global leadership, experience and expertise of our team combined with Dolce & Gabbana’s commitment to making accessories and eyewear in particular an increasingly stronger contributor to their business is sure to make it a particularly strong partnership.”

The first new Dolce & Gabbana and D&G Dolce & Gabbana eyewear collections will be presented in January 2006. Luxottica Group expects to generate sales from the new collections of approximately € 120 million during the first twelve months since its commercial launch, with additional growth beyond that through the fifth year. Luxottica Group indicated that terms are in line with license agreements with other major brands already in the Group’s portfolio. Additionally, terms include a € 60 million January 2006 advance payment on royalties that will mature over the five-year term of the initial agreement.

Finally, Luxottica Group and Marcolin S.p.A., the company that currently holds the license, agreed to start discussions to identify potential distribution synergies between the two organizations. These synergies would also be geared toward strengthening further the presence of Dolce & Gabbana eyewear brands in the market.

About Luxottica Group S.p.A.

Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group’s products are designed and manufactured in its six facilities in Italy and one in the People’s Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colors and sizes and are sold through 20 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India.

In September 2003, Luxottica Group acquired OPSM, the leading eyewear retailer in Australia. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, ArnetteTM and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2003, Luxottica Group posted net sales and net income respectively of € 2,824.6 and € 267.3 million. Additional information on the company is available on the web at www.luxottica.com.

About Dolce & Gabbana S.r.l.

The Dolce & Gabbana Group, with the brands Dolce & Gabbana and D&G Dolce & Gabbana, creates, produces and distributes clothing, knitwear, leather goods, footwear and accessories for the luxury sector. The Dolce & Gabbana and D&G Dolce & Gabbana branded fragrances and eyewear, as well as the D&G Dolce & Gabbana clothing and wristwatches are produced and distributed under licence. The Group has direct control over the entire value chain for the Dolce & Gabbana brand, from creation to sale, with the exception of licensed products (fragrances and eyewear).

At the end of the fiscal year on March 31st 2004, the Group registered consolidated revenues for € 585.1 million, with a 23% rise over the previous year. The EBITDA amounted to € 120.2 million (+34.5%), while the EBIT amounted to € 99.8 million registering a growth of 38.5%. Additional information on the company is available on the web at www.dolcegabbana.it

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to effectively integrate recently acquired businesses, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in the Group’s filings with the U.S.

Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and Luxottica Group and Dolce & Gabbana do not assume any obligation to update them.

Contacts

Luxottica Group S.p.A.

Luca Biondolillo, Director, Corporate Communications

Alessandra Senici, Manager, Investor Relations

Email: Investorrelations@luxottica.com

Tel.: +39-02-8633-4665

In the U.S., agency contact:

Breakstone & Ruth International

Alexander Fudukidis

Tel.:  +1 646-536-7012

E-mail:  Afudukidis@breakstoneruth.com

Dolce & Gabbana S.r.l.

Contatti:

Dolce & Gabbana

tel. +39 (02) 774271

fax +39 (02) 76020600

Carla Buzzi

Worldwide Director of Communication

e-mail carla.buzzi@dolcegabbana.it

Paola Locati

Press Office Manager

e-mail paola.locati@dolcegabbana.it

Alberto Cavalli

Press Office Manager

e-mail alberto.cavalli@dolcegabbana.it

Image Building

Tel. +39 (02) 8901 1300 — Fax +39 (02) 8901 1151

Giuliana Paoletti - 335 6551356

Email: g.paoletti@imagebuilding.it

Mara Baldessari — 335 1245184

Email: m.baldessari@imagebuilding.it

- ENDS -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ Enrico Cavatorta
DATE: October 11, 2004	ENRICO CAVATORTA, CHIEF FINANCIAL OFFICER